February 9, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Kevin L. Vaughn, Accounting Branch Chief
Eric Atallah, Staff Accountant
Lynn Dicker

	Re:	Semiconductor Manufacturing International Corporation
Form 20-F for the fiscal year ended December 31, 2010
Filed June 28, 2011
File No. 001-31994

Ladies and Gentlemen:

Semiconductor Manufacturing International Corporation (the “Company”) hereby submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 1, 2011 and received by the Company on December 21, 2011 (the “Comment Letter”) relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 and filed with the Commission on June 28, 2011 (the “2010 Form 20-F”).

For the Staff’s convenience, we are providing by overnight delivery to the Staff a copy of this letter. In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with our response. The numbered paragraphs below correspond to the numbered paragraphs of the Comment Letter.

Form 20-F for the year ended December 31, 2010

Item 5. Operating and Financial Review and Prospects

Liquidity and Capital Resources

Capital Expenditures

1.	We note the significance of your construction in progress at December 31, 2010. Please revise your future filings to describe the nature of your construction in progress and a timeline and estimated costs remaining for its completion.

Securities and Exchange Commission

February 9, 2012

RESPONSE:

The Company respectfully advises the Staff that the construction in progress (the “CIP”) balance of $711 million as of December 31, 2010, primarily related to the ongoing expansion of manufacturing capacity at the 12” fab in Beijing (“SMIC Beijing”), which accounted for approximately $500 million of the total CIP balance. This phase of the expansion consisted of the installation of manufacturing equipment dedicated mainly to a 65 nanometer technology node, and was substantially completed and placed into production starting in the second quarter of 2011.

With respect to the remaining balance as of December 31, 2010 of approximately $211 million, this amount mainly included i) CIP of $49 million related to the construction of a 45nm fab at the SMIC Shanghai location completed in the first half of 2011 and ii) $111 million for an 8” wafer construction project at SMIC Shenzhen. The SMIC Shenzhen project, which was initially planned to be completed in 2011, has progressed more slowly than expected due prevailing market conditions and ongoing negotiations with governmental authorities, surrounding primarily the terms of subsidies and tax treatment and as such, this project will remain in CIP as of December 31, 2011. The Company will closely monitor the progress of the project and evaluate any additional costs to complete the project upon further confirmation of the government’s position.

In 2011, the Company made the determination to continue the expansion at SMIC Beijing to increase production capacity. This phase of the expansion, which also primarily consists of installation of manufacturing equipment began in the latter part of 2011 and will result in a substantial portion of the CIP balance as of December 31, 2011. In response to the Staff’s comment, the Company will expand its disclosure of CIP in the 2011 20-F as follows:

The construction in progress balance of approximately $[        ] million as of December 31, 2011, primarily related to $[        ] million and $[        ] million of the manufacturing equipment acquired to further expand the production capacity at the 12” fab in Beijing and Shanghai, respectively, and $[        ] million related to the ongoing 8” wafer construction project at SMIC Shenzhen. The construction in progress at SMIC Beijing and SMIC Shanghai is currently estimated to be completed prior to [Date]. The additional amount paid to complete these construction initiatives is expected to be $ [        ] million. The remainder of the construction in progress ($         million) relates to various ongoing capital expenditure projects of other SMIC subsidiaries, which are expected to be completed by the second half of 2012.

Note 2 - Summary of Significant Accounting Policies, page F-11

(o) Government subsidies, page F-15

2.	We note the significance of your government subsidies. Please explain to us the significant terms and conditions associated with any government subsidies you receive. As applicable, please explain to us how any terms or conditions associated with these subsidies impact your accounting. Additionally, please explain to us how you determine the proper income statement classification of your subsidies (e.g. reduction of interest expense, reduction of operating expenses, etc.). Revise your future filings as necessary.

SMIC

Securities and Exchange Commission

February 9, 2012

RESPONSE:

The Company respectfully advises the Staff that the Company has received dozens of government subsidies in each of the years presented, which vary in nature. Typically, the nature and terms of such subsidies, which the Company has also received in 2011, may be summarized in three general categories as follows:

1.	Subsidies granted for specific R&D projects. This type of merit-based subsidy is intended to fund specific types of research and development projects the nature of which is predetermined by the Government. In these instances the Government will specify the conditions which must be met for companies to be awarded the subsidy. Accordingly, in these instances, the Company will apply for such subsidies with the supporting documentation including budgeted cost that illustrates the Company has properly met the conditions required by the Government, which often includes demonstrating that the Company is equipped with the requisite technological capability and resources. The Government will grant the subsidy for the approved project to the Company according to the budget timeframe. Upon receipt of the subsidies, the Company records the amounts as restricted cash and defers the recognition as a reduction of R&D expenses until the R&D expenses specified in the application are incurred. The terms of these subsidy agreements do not contain claw-back features and the Company has never had to return any amount related to a subsidy.

2.	Subsidies granted to the Company for specific intended use. From time to time, the Company receives subsidies from the Government to reimburse the Company for specific types of activities. For example, the interest expense incurred on borrowings which may be related to capital expenditures and other subsidies to reimburse or fund the Company’s costs for the construction of plants and other capital expenditures. The Company recognizes the subsidies as a reduction of the expense type specified in the subsidy agreement (i.e. interest) after the receipt of the subsidy and the incurrence of the expense. In certain instances, subsidies may be received prior to incurring the specified expense, in which case the amounts are deferred and recorded as restricted cash until such time as the expense is incurred. For a Government grant to subsidize the Company’s plant construction, the amounts received are recorded as a reduction to the carrying value of the fixed assets being constructed.

3.	General purpose subsidies and rewards. This type of general subsidy is usually is awarded to the Company at the full discretion of local governments, which typically use these awards to encourage the Company to expand and grow, which is expected to support the local economy through additional employment opportunities. Therefore, this type of subsidy may be used for general operating purposes without restriction. As such, such subsidies are generally recorded as other operating income upon receipt.

In determining how to account for the subsidies, because U.S. GAAP authoritative literature does not directly address accounting for government grants to for-profit entities, the Company made an accounting policy election to adopt a framework supported by International Accounting Standard 20 – Accounting for Government Grants and Disclosure of Government Assistance (“IAS 20”). Paragraph 7 of IAS 20 states, in part:

Government grants… shall not be recognized until there is reasonable assurance that:

a.	The entity will comply with the conditions attaching to them; and

b.	The grants will be received.

SMIC

Securities and Exchange Commission

February 9, 2012

Accordingly, once the Company has concluded that it has met the requirements in paragraph 7 of IAS 20, which is typically upon receipt, or in the instance of milestones, upon the conclusion that the Company has complied with the specified terms, the Company will record the benefit of the related government grants. The Company notes that paragraphs 24-27 of IAS 20 provide guidance as to how the individual grants should be recognized, as follows:

24.	Government grants related to assets, including non-monetary grants at fair value, shall be presented in the statement of financial position either by setting up the grant as deferred income or by deducting the grant in arriving at the carrying amount of the asset.

25.	Two methods of presentation in financial statements of grants (or the appropriate portions of grants) related to assets are regarded as acceptable alternatives.

26.	One method recognizes the grant as deferred income that is recognized in profit or loss on a systematic basis over the useful life of the asset.

27.	The other method deducts the grant in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

The Company has made an accounting policy election to record grants received in connection with a capital expenditure as a reduction of the carrying amount of the asset.

With respect to grants received as a reimbursement of specific expenditures, the Company records the grant as a reduction of the related expense. In the instance of general unrestricted grants, the Company recognizes them as other operating income. This approach is consistent with the guidance in paragraph 29 of IAS 20, which states:

Grants related to income are sometimes presented as a credit in the statement of comprehensive income, either separately or under a general heading such as ‘Other income’; alternatively, they are deducted in reporting the related expense.

In response to the Staff’s comment, the Company will expand the disclosure regarding government subsidies received as follows in the 2011 Form 20-F:

The Company received the following types of government subsidies:

Government subsidies under specific R&D projects

The Company received government awards of $[        ] million, $82.4 million, $97.6 million and recognized $[        ] million, $32.8 million, and $31.9 million in the form of reimbursement of certain R&D expenses in 2011, 2010 and 2009, respectively, for several specific R&D projects. The awards are recorded as restricted cash upon receipt and deferred until the milestones specified in the terms of the subsidy have been reached, at which time they are recorded as a reduction in R&D expense.

Government subsidies for specific intended use

The Company received government subsidies in cash of $[        ] million, $4.2 million, and $11.6 million in 2011, 2010 and 2009, respectively, which were determined based on the estimated interest expense to be incurred, in each of the respective years, on the Company’s budgeted outstanding borrowings. These government subsidies are recorded as a liability upon receipt and until the requirements (if any) specified in the terms of the subsidy have been reached, at which time they are recorded as a reduction in interest expense.

Certain local governments provided subsidies to encourage the Company to participate and manage new plants relating to the integrated circuit industry. In 2011, 2010 and 2009 the Company received local government subsidies of $[        ] million, $26.9 million and $54.1 million, respectively. The Company recorded $[        ] million, $26.7 million and $57.3 million as a reduction to the carrying value of the fixed assets or construction in progress in 2010, 2009 and 2008, respectively.

SMIC

Securities and Exchange Commission

February 9, 2012

General purpose government subsidies and rewards

The government provided subsidies of $16.5 million with no restriction on use in 2010. The Company considers the grants as being provided for general operating purposes, as the government did not identify specific projects or types of expenses in connection with these subsidies. As such, they were recorded as other operating income in 2010 upon receipt.

Note 21 - Reconciliation of Basic and Diluted Earnings (loss) per Share, page F-41

3.	We note that anti-dilutive outstanding stock options excluded from your EPS calculation significantly increased at December 31, 2010. Please explain to us the reasons for this significant increase.

RESPONSE:

The Company respectfully advises the Staff that the number of anti-dilutive outstanding stock options which was disclosed for 2010 represents the number of outstanding option/warrant shares excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the ordinary shares, consistent with the guidance in ASC 260-10-45.

The Company incurred a loss for the years ended December 31, 2008 and 2009, and as such, the computation of diluted EPS did not assume conversion of any securities as their effect would have had an antidilutive effect on EPS. However, in determining the number of potentially dilutive shares to disclose for each of these years, the Company only disclosed the number of incremental shares determined based on the shares related to those securities where the average market price of the common stock during the period exceeded the exercise price of the options (i.e. those that were “in the money”).

As such, the difference between the amounts disclosed in 2009 and 2008 as compared to the amounts disclosed in 2010 is primarily attributable to this computational difference. In accordance with ASC 260-10-50-1, the company will disclose all securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the period(s) presented. The total number of such securities was 1,774,346,656, 1,463,768,607 and 1,219,776,756 for the years ended December 31, 2010, 2009 and 2008, respectively.

In considering the effect of this disclosure, the Company notes that the only potentially dilutive securities were stock options and restricted share units, and the total numbers for these securities were disclosed in Footnote 20 – Stock Compensation, for 2010 and 2009. The amounts outstanding for 2008 have been previously disclosed in prior year financial statements. Additionally, the calculation of basic and diluted earnings per share was performed appropriately, and this impacts only the disclosure of potentially dilutive securities.

SMIC

Securities and Exchange Commission

February 9, 2012

Note 26 - Contingent Liability, page F-44

4.	We note that you have recorded a contingent liability related to claims you owe under a cooperative manufacturing agreement. To the extent your accrual for this matter is material to an understanding of your financial statements, please revise future filings to disclose the amount of the accrual. Additionally, if there is a reasonable possibility of loss in excess of the amount accrued, please revise future filings to disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Refer to FASB ASC paragraph 450-20-50-4.

RESPONSE:

As discussed in Footnote 26, the Company, previously had an ongoing dispute with a former vendor that involved an equipment purchase agreement and a cooperative manufacturing agreement. As of December 31, 2009 the Company accrued amounts for the claims associated with the equipment purchase agreement and cooperative manufacturing agreement of $11 million and 10 million, respectively.

During 2010, the Company settled the claims with this former vendor that related to the equipment purchase agreement for $8 million, which was $3 million less than the amount accrued.

As of December 31, 2010 the Company further evaluated the accrual of $10 million related to claims under the cooperative manufacturing agreement, and determined that this remained the best estimate of probable loss based on the information available to it at the time. In arriving at this conclusion, the Company considered its consultation with the Company’s legal counsel and its experience in settling the equipment purchase claim. During 2011 the Company reached a final settlement with this former vendor for $21 million related to the cooperative manufacturing agreement. As of December 31, 2011, there are no amounts outstanding related to the claims asserted by this former vendor.

Further, as of December 31, 2011, the Company does not believe that it has any material loss contingencies outstanding. The Staff’s comment is however noted, and should the Company incur contingent liabilities in the future that are material to an understanding of the Company’s financial statements, it will disclose the amount of the accrual, and if there is a reasonable possibility of loss in excess of the amount accrued, the Company will include in future filings an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made in accordance with the guidance set forth in FASB ASC paragraph 450-20-50-4.

* * * * * * *

SMIC

Securities and Exchange Commission

February 9, 2012

In addition, pursuant to the Staff’s request, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding the Company’s responses to the undersigned at GARY_TSENG@SMICS.COM or via facsimile at +86 21 5080-4000 ext.20800. Please also feel free to contact our legal counsel, Eva Wang, at +86 (21) 6165-1721 or by fax at +86 (21) 6165-1799. Thank you for your assistance.

Very truly yours,

/S/ GARY TSENG
Name: Gary Tseng
Title: Chief Financial Officer

cc:	Carmen Chang, Esq., Wilson Sonsini Goodrich & Rosati, P.C.
Eva Wang, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

SMIC